UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 1-87

Eastman Kodak Company
(Exact name of registrant as specified in its charter)

343 State Street
Rochester, New York 14650
(585) 724-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $2.50 per share (See Note 1 Below)
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share (See Note 2 Below)

Warrants to purchase Common Stock, $0.01 par value per share, exercisable on or before September 3, 2018, exercise price of $14.93 (See Note 2 Below)

Warrants to purchase Common Stock, $0.01 par value per share, exercisable on or before September 3, 2018, exercise price of $16.12 (See Note 2 Below)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	
Rule 15d-6	

Approximate number of holders of record as of the certification or notice date: None

Note 1:  This certification and notice relates to the common stock of Eastman Kodak Company (the “Company”), par value $2.50, CUSIP No. 277461109 (the “Former Common Stock”).  On August 23, 2013, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and its Debtor Affiliates (the “Plan”).  Upon the effectiveness of the Plan on September 3, 2013, all previously issued and outstanding shares of the Company’s Former Common Stock were cancelled, and there are no longer any record holders of the Former Common Stock.

Note 2: Upon effectiveness of the Plan, the Company issued shares of a new class of common stock, par value $0.01 (the “New Common Stock”) and two series of warrants to purchase New Common Stock (the “Warrants,”), all of which are registered under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”) pursuant to a registration statement on Form 8-A filed September 3, 2013.  The New Common Stock was subsequently registered under Section 12(b) of the Act pursuant to a registration statement on Form 8-A filed October 29, 2013.  The New Common Stock was authorized pursuant to the Company’s Second Amended and Restated Certificate of Incorporation, as filed with the Department of Treasury of the State of New Jersey.  The Warrants were issued pursuant to that certain Warrant Agreement, dated September 3, 2013, by and between Eastman Kodak Company and ComputerShare Trust Company, N.A. and ComputerShare Inc., as warrant agent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Eastman Kodak Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EASTMAN KODAK COMPANY

By:    /s/Patrick M. Sheller
     Patrick M. Sheller
          General Counsel, Secretary & Chief Administrative Officer

Date: November 20, 2013